Market Value

R$55.2 billion

US$17.3 billion

Prices

BRFS3 R$63.30

BRFS US$19.78

Shares:

872,473,246 shares

20,971,618 treasury shares

Base: 31.03.2015

Webcast

Date: 29.04.2015

09:00 Portuguese

10:30 English

Telephone:

Dial–in with connections in Brazil: +55 11 46886361 or +55 11 28204001

Dial-in with connections in the United States: +1 8887000802

www.brf-br.com/ir

IR Contacts:

Augusto Ribeiro Júnior

CFO and IRO

Christiane Assis

IR Director

+55 11 23225398

acoes@brf-br.com

Dear Shareholders,

Following BRF´s record results in 2014, we began the first quarter of 2015 with growth ambitions, financial strength and more prepared than ever to go through the challenging scenario that faces us in the short and medium terms. A proof of this was in the performance of our businesses and the consolidated results in 1Q15 which were solid, particularly in the Brazilian market.

This performance is inextricably linked to the structural changes and strategy adopted over the last two years, now strengthened by the reorganization of the Company’s management model, which became more decentralized through the increased independence granted to the general managers, whose activities have been divided by geographical area. In the beginning of this year, we adopted the same organization structure within Brazil, which is now also divided in five regional areas: Northeast, Midwest/North, São Paulo, South and Southeast, all reporting directly to the Brazil general manager, and no longer by sales’ channels. This was a milestone in the beginning of a new long-term management cycle, which empowers the regions by giving them more autonomy in the decision-making process and increasingly focusing on the consumer.

However, the good results in Brazil have not left us any less attentive to the economic situation, which is undergoing a period of higher interest rates, inflation and unemployment, the depreciation of the Real and cuts in public and private investments. The effects of this scenario can be seen in the slowing down of the economy and the decline in consumer confidence, which increases the Company´s responsibility to deliver on its internal projects, in order for us to continue to grow volumes and revenue in Brazil.

The economic challenges facing Brazil are also generating social consequences. For example, the truckers strike set up roadblocks´in some of the Brazilian highways in February, which interfered with our operations. At the same time, this episode highlighted the skills shown by BRF´s local leaders whose exhaustive efforts prevented the impacts from being even greater. There is no doubt that we came out of this episode a stronger organization.

Given this scenario, it will be even more important to continue working on increasing our proximity to the markets and improving our understanding of consumers´ needs and trends, in order to adjust our logistics and portfolio to the customers´ effective demands, constantly pursuing to deliver on the quality of our products and services.

Also in the Brazilian market, we are committed to relaunching the Perdigão brand on the supermarket shelves, from July onwards. In order to be prepared for this moment, we have made investments in marketing and launched a new campaign which is part of the strategic plan of the brand. Perdigão currently accounts for 19% of all the sales volume of the processed and frozen foods market, a share that makes it the second most consumed brand in Brazil.

Considering the global operations of the company, even with the instability seen in important markets, such as Venezuela, Russia and Angola, we have managed to deliver a strong quarter, anchored by the structural changes we made throughout 2014.

We also continue working on BRF´s international expansion process. In Singapore, for example, we are in the process of creating a joint venture with SFI to create SATS BRF, a company in which we will hold a 49% stake. SFI is a wholly-owned subsidiary of SATS Ltd., the biggest provider of airports services in Asia, and listed in the Singapore Stock Exchange.

We also announced the creation of a joint venture with Invicta Food Group Limited, which will be focused on the distribution of processed food in the United Kingdom, Ireland and Scandinavia, as well as contributing to growing our presence in the food service market in the United Kingdom. In the context of this transaction, both Invicta and BRF will contribute their local operations to form the joint venture, in which BRF will hold a 62% stake. Both transactions are in line with the strategic plan of accessing local markets, strengthening the brands and expanding the products’ portfolio around the world.

In conclusion, if we could sum up all the work facing us this year, the concept we would like to enforce is the constant, uncompromising pursuit of quality. The same quality that is already recognized by consumers as the main attribute of our products, should bring together the Company and its employees in all its processes and operations from beginning to end. Having quality as part of our DNA is key to ensuring that BRF will overcome future challenges, innovate and gain competitiveness in all the sectors and markets where we operate.

 Abilio Diniz

Chairman of the Board of Directors

Pedro Faria

Global CEO

Highlights of the 1st Quarter 2015 (1Q15)

(The results presented below refer to the Company´s continued operations and exclude the results obtained from the discontinued operations (Dairy products). As the Company announced in December 2014, these are in the process of being sold to Lactalis. Following the results of the continued operations, we present the results of the discontinued operations separately. At the end of this report, we present the Financial Statements and the Balance Sheet of the continued + discontinued operations. All the numbers consider the normal operation, i.e. recurring and non-recurring items.)

Strategic Highlights

•      In 2015, BRF announced the new organization of its structure in Brazil and abroad. Starting January 2015, the Global CEO has five “general managers” reporting to him. These managers lead the Company´s business units which are now split by geographic area - Brazil, Latin America, Europe/Eurasia, Asia and Middle East/Africa – and have the support of the following corporate sectors: Quality and Management, Innovation and Marketing, Supply Chain, Legal Affairs, Finance and People. Due to this reorganization, the Company started to report its results per region, in line with the new structure.

•      Furthermore, reflecting the Company´s new structure, Brazil has also been split into five regions: Northeast, Midwest/North, São Paulo, South and Southeast (Espírito Santo, Minas Gerais and Rio de Janeiro states). These report directly to the Brazil General Manager and no longer by sales channel. This was a milestone for the beginning of a new long-term management cycle that started to give much more decision-making power to the regional centers and increasingly more focus on the consumer.

•      The Food Services division, which was previously reported separately, is now part of all regions and its results are integrated within the regions.

Non-recurring events

•      Brazil faced 12 days of road blocks on some highways during the 1Q15 as a result of a strike lead by truck drivers. These blockages occurred mainly on highways in the Southern part of the country, preventing the movement of raw material and finished products, which ultimately impacted BRF´s operations located in these areas.

Subsequent events

•      The ordinary and extraordinary general meetings of shareholders that occurred on April 8, 2015, approved the election of a new panel to constitute the Company´s Board of Directors. The Board now consists of nine members, with their respective alternates, six of which are independent members, and have a mandate of two years.

•      In line with its strategy of international expansion, BRF announced the creation of a Joint Venture with Singapore Food Industries (SFI) in April 2015 for the production and distribution of processed food in Singapore. BRF will invest US$19.0 million in the transaction to acquire 49% of the new company, which will be called “SATS BRF”. SFI will contribute by subleasing its assets (meat processing plants, machinery and distribution center), as well as its knowledge of the local market, while BRF will contribute with the supply of proteins, its brand and go-to-market knowledge. The joint venture will concentrate on processed and semi-processed foods, with high added value, initially for the Singaporean Market.

•      The Company also announced the creation of a joint venture with Invicta Food Group Limited, which will be focused on the distribution of processed food in the United Kingdom, Ireland and Scandinavia, as well as contributing to increase BRF presence in the food service market in the United Kingdom. In the context of this transaction, both Invicta and BRF will contribute with their local operations to form a joint venture. Additionally, BRF will invest GBP 18 million to acquire 62% of participation in the joint venture, while Invicta´s shareholders will detain the other 38%.

Financial Highlights

•      The Company´s reported gross income was 21.8% higher on a y/y comparison, which represented an improvement of 4.2 p.p. in the gross margin in the period.

•      Consolidated EBITDA reached R$951.1 million in 1Q15, an increase of 11.2% y/y and EBITDA margin was 13.5%, a gain of 0.7 p.p. in the same comparison.

•      Net income totaled R$461.6 million in the quarter, +42.8% y/y, with a margin of 6.5% compared with 4.8% the previous year.

•      Investments carried out in 1Q15 amounted to R$312.8 million and were 6.9% lower on a yearly comparison, due to reduced investments in expanding productive capacity, in line with the Company´s strategy. This amount includes R$132.2 million of investments in biological assets.

•      The Return on Invested Capital (ROIC) in 1Q15 was 12.3% compared with 7.2% in 1Q14 and 11.7% in 4Q14, on the back of the Company´s improved results, as well as a more efficient management of investments, both in CAPEX and in working capital.

•      The financial cycle in 1Q15 ended at 32.6 days compared with 41.8 days in 1Q14 and 36.9 days in 4Q14.

•      Free cash flow (FCF) was R$1.1 billion in 1Q15, totaling R$4.1 billion for the last 12 months, representing an improvement of 57.8% on an annual comparison.

•      The Company ended the quarter with a net debt to EBITDA1 multiple (last 12 months) of 1.26x, compared with 1.04x in 4Q14. Despite the better operating result in the period this multiple was higher than the previous quarter due to the impact of the currency variation on the Company´s net debt.

1 The net debt/EBITDA multiple in 4Q14 and 1Q15 only considers the result of the continued operations. It is worth noting that that, although we are not considering the operations in the result, the cash coming from the transaction has still not be internalized by the Company.

Financial Highlights – Continued operations (excluding the results of the discontinued operations – Dairy products)

Results - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Net Revenues	7,048	6,707	5.1%	8,047	(12.4%)
Gross Profit	2,164	1,776	21.8%	2,687	(19.5%)
Gross Margin (%)	30.7%	26.5%	4.2 p.p.	33.4%	(2.7) p.p.
EBIT	641	572	12.0%	1,406	(54.4%)
EBIT Margin (%)	9.1%	8.5%	0.6 p.p.	17.5%	(8.4) p.p.
EBITDA	951	856	11.2%	1,762	(46.0%)
EBITDA Margin (%)	13.5%	12.8%	0.7 p.p.	21.9%	(8.4) p.p.
Net Income	462	323	42.8%	991	(53.4%)
Net Margin (%)	6.5%	4.8%	1.7 p.p.	12.3%	(5.8) p.p.
Earnings per share[1]	0.54	0.37	46.1%	1.14	(52.6%)
[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

Performance by region

Net Operating Revenues (NOR)

➢ Brazil

Brazil	R$ Million					Thousand Tons					Average Price - R$
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
In Natura	760	718	5.9%	838	(9.3%)	132	114	15.2%	138	(4.8%)	5.78	6.28	(8.1%)	6.07	(4.8%)
Poultry	566	448	26.5%	611	(7.3%)	108	81	33.6%	112	(3.4%)	5.25	5.54	(5.3%)	5.48	(4.1%)
Pork/Beef	194	270	(28.2%)	227	(14.6%)	24	34	(29.0%)	27	(10.6%)	8.16	8.06	1.2%	8.54	(4.4%)
Processed Foods	2,863	2,620	9.3%	3,346	(14.4%)	404	384	5.2%	462	(12.5%)	7.09	6.82	3.9%	7.25	(2.2%)
Others Sales	165	239	(30.8%)	196	(15.9%)	42	100	(58.1%)	79	(46.5%)	3.92	2.38	65.0%	2.50	57.2%
Total without Other Sales	3,624	3,338	8.6%	4,185	(13.4%)	536	498	7.5%	600	(10.7%)	6.77	6.70	1.0%	6.98	(3.0%)
Total	3,789	3,576	5.9%	4,381	(13.5%)	578	599	(3.5%)	679	(14.9%)	6.56	5.97	9.8%	6.46	1.6%

As previously stated, BRF adopted a new management model in Brazil since the beginning of 2015. Under this model, the country was split into five regional administrative areas: Northeast, Midwest/North, São Paulo, South and Southeast. This new model strengthens the proactive role and independence of the regional structures, by decentralizing decisions and enhancing the regional structures, making it possible to understand and respond with greater agility to the demands of each market. As a result, each region has a director who is now responsible for maximizing the result of that region. This director is also responsible for the sales, trade marketing, commercial management, logistics, financial and HR local areas.

In 2015, we continued with the projects that were started last year and which continue to bring positive results. These projects include: the go-to-market (GTM) process, focusing this year on raising the client´s productivity by increasing volumes, improving the products mix and through more frequent purchasing opportunities; and the project to enhance the level of service, which allows us to capture more sales and avoid losses, as well as further strengthening our relationship with the clients.

Furthermore, BRF began three new projects in 2015, in line with its pursuit to constantly improve the level of efficiency and performance of its operation. The first includes the revision of the operational footprint, which aims to optimize BRF´s productive structure through a strategy of exploiting the specific features of its plants and benefiting from the geographical diversity within Brazil. The second project is the new pricing model that will allow the positioning of prices according to the features of each region, micro-region and channel, as well as helping in the improvement of market intelligence through the dynamic analysis of the price readings in the small and medium retail sector. The third project is about the acceleration of the automation processes of the plants, for which BRF has planned a bigger investment starting this year, and should bring higher productivity gains.

Finally, it is important to mention that the Company will be restoring some key product categories under the Perdigão brand beginning on July 2015. These include items such as ham and smoked sausage, of which the sales were suspended since 2012. Perdigão is currently responsible for 19% of all the volume sold in the processed and frozen foods markets, placing it as the second most consumed brand in Brazil.

The Net Operating Revenues (NOR) from the Brazilian operations in 1Q15 came to R$3.8 billion, an increase of 5.9% over 1Q14, mainly due to the rise of 9.8% in average prices that exceeded the fall of 3.5% in the volumes. However, this result was impacted by the other sales line (animal feed, hatcheries and sub-products), which showed a fall of 58.1% in volumes and a rise of 65.0% in average prices in Reais on an annual comparison.

If we exclude the other sales line from the analysis, the figures for the quarter reflect a better picture of the real scenario in Brazil, with NOR of R$3.6 billion, +8.6% y/y, driven by a rise in volumes of 7.5% y/y and an improvement of 1.0% in average prices.

EBIT	R$ Million					EBIT Margin
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
Brazil	306	380	(19.5%)	808	(62.1%)	8.1%	10.6%	(2.5) p.p.	18.4%	(10.4) p.p.

EBIT in Brazil came to R$306.1 million in 1Q15, -19.5% y/y. This result was affected by the increase in operating expenses, due to larger investments in marketing and trade marketing, and also due to the other operating results line (see item 5 of this report). This line includes some extraordinary expenses in 1Q15, such as restructuring charges, expenses from idle capacity due to the truckers  strike and some tax adjustments. EBIT margin declined by 2.5 p.p. over 1Q14 and came to 8.1%. In comparison with 4Q14, EBIT fell by 62.1% and EBIT margin contracted by 10.4 p.p..

BRF maintains its strong leadership position in terms of market share, in the specialty meat, frozen products, pizzas and margarine categories (core businesses).

➢  Europe/Eurasia

Europe	R$ Million					Thousand Tons					Average Price - R$
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
In Natura	219	293	(25.0%)	404	(45.8%)	30	38	(22.3%)	48	(37.4%)	7.33	7.60	(3.5%)	8.46	(13.3%)
Poultry	117	104	12.2%	151	(22.4%)	20	19	8.1%	24	(16.6%)	5.83	5.61	3.8%	6.26	(6.9%)
Pork/Beef	102	188	(45.6%)	254	(59.6%)	10	20	(50.6%)	24	(58.5%)	10.41	9.46	10.1%	10.70	(2.7%)
Processed Foods	403	417	(3.5%)	436	(7.7%)	42	47	(10.4%)	46	(8.5%)	9.49	8.81	7.7%	9.41	0.9%
Total	622	710	(12.4%)	841	(26.0%)	72	86	(15.7%)	94	(23.2%)	8.60	8.27	4.0%	8.93	(3.7%)

NOR from the European operations in 1Q15 totaled R$622.1 million, a reduction of 12.4% y/y. This result was mainly impacted by the reduction of 15.7% in volumes, due to the decline in participation of Russia as a result of their internal economic crisis and the strategy of reducing our exposure to this market. The average price in Reais improved by 4.0% compared with 1Q14. On a quarterly comparison, the fall of the NOR came to 26.0%, due to the negative variations in both, volumes (-23.2% q/q) and average prices in Reais (-3.7% q/q), strongly impacted by the Russia effect.

EBIT	R$ Million					EBIT Margin
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
Europe	59	85	(30.4%)	182	(67.6%)	9.5%	12.0%	(2.5) p.p.	21.7%	(12.2) p.p.

EBIT for the European region was 30.4% lower on an annual comparison and 67.6% on a quarterly comparison, amounting to R$59.0 million in 1Q15. EBIT margin fell by 2.5 p.p. and 12.2 p.p. on the annual and quarterly comparisons, respectively. This was mainly due to the reduction in volumes in the region, as mentioned previously.

➢  Middle East/Africa (MEA)

MEA	R$ Million					Thousand Tons					Average Price - R$
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
In Natura	1,366	1,225	11.5%	1,411	(3.2%)	229	253	(9.3%)	268	(14.6%)	5.96	4.85	22.9%	5.26	13.3%
Poultry	1,340	1,153	16.2%	1,357	(1.3%)	225	242	(6.8%)	259	(13.1%)	5.95	4.77	24.8%	5.24	13.6%
Pork/Beef	26	72	(64.0%)	54	(51.9%)	4	11	(62.9%)	9	(55.5%)	6.33	6.53	(3.1%)	5.85	8.2%
Processed Foods	134	78	72.1%	149	(10.6%)	24	17	35.1%	30	(21.0%)	5.65	4.44	27.3%	4.99	13.2%
Total	1,499	1,302	15.1%	1,561	(3.9%)	253	270	(6.4%)	298	(15.2%)	5.93	4.82	23.0%	5.23	13.3%

The NOR in the MEA region reached R$1.5 billion in 1Q15, an increase of 15.1% over 1Q14. This performance was mainly due to the higher revenues obtained in relevant markets such as Saudi Arabia and the United Arab Emirates, resulting from the Company´s strategy of acquiring distributors in the Middle East. The results were also boosted by an increase of 23.0% in average prices in Reais in the region (+1.5% higher in dollar terms), despite the reduction of 6.4% in volumes mainly due to lower volumes from Africa, particularly Angola, which was impacted by the sharp fall in oil prices during the mast months. A quarterly comparison shows that the NOR was 3.9% lower, affected by the decline in volumes, particularly to Angola, which were partially compensated by an increase of 13.3% in the average price.

EBIT	R$ Million					EBIT Margin
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
MEA	115	26	352.4%	182	(36.7%)	7.7%	2.0%	5.7 p.p.	11.7%	(4.0) p.p.

The EBIT from the MEA region in 1Q15 showed an impressive rise of 352.4% over 1Q14 and amounted to R$115.4 million. This improvement was due to higher revenues in the period, particularly as a result of the factors mentioned previously. A comparison with 4Q14 shows that the region´s EBIT fell by 36.7%, with a decline of 4.0 p.p. in the margin.

➢  Asia

Asia	R$ Million					Thousand Tons					Average Price - R$
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
In Natura	728	684	6.4%	799	(8.9%)	109	120	(9.1%)	124	(11.9%)	6.67	5.70	17.0%	6.44	3.5%
Poultry	652	590	10.4%	708	(8.0%)	100	107	(6.3%)	113	(11.2%)	6.51	5.52	17.9%	6.28	3.6%
Pork/Beef	76	94	(19.1%)	91	(15.7%)	9	13	(31.3%)	11	(19.1%)	8.40	7.13	17.7%	8.06	4.2%
Processed Foods	17	15	10.7%	20	(17.2%)	2	2	(10.6%)	3	(26.5%)	8.39	6.77	23.9%	7.45	12.6%
Total	745	700	6.5%	819	(9.1%)	111	122	(9.1%)	127	(12.2%)	6.70	5.72	17.1%	6.46	3.6%

NOR in the Asian region totaled R$744.7 million in 1Q15, an increase of 6.5% over 1Q14. This increase was mainly due to the better average prices in Reais (+17.1% y/y) which more than compensated for the fall of 9.1% in volumes for this region compared with the same period of the previous year.

In comparison with 4Q14, NOR showed a negative variation of 9.1% mainly due to a reduction of 12.2% in volumes, as a result of higher inventories in Hong Kong. This offset the positive effect of a ban imposed by South Korea on chicken from the United States, which ended up creating an opportunity for BRF to increase volumes in the country. Moreover, the quarterly comparison shows there was a slowdown in the increase in average prices in Reais (+3.6% y/y), that was partly explained by the adjustment in prices in Japan, bearing in mind the appreciation of the American dollar against the Real during the quarter.

EBIT	R$ Million					EBIT Margin
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
Asia	164	73	124.6%	213	(23.0%)	22.0%	10.4%	11.6 p.p.	26.0%	(4.0) p.p.

EBIT from the Asian operations in 1Q15 reached R$163.9 million, an increase of 124.6% on an annual comparison. As a result, EBIT margin expanded by 11.6 p.p., rising from 10.4% in 1Q14 to 22.0% in 1Q15. EBIT margin for the Asian operations declined by 4.0 p.p. over 4Q14.

➢  Latin America (LATAM)

LATAM	R$ Million					Thousand Tons					Average Price - R$
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
In Natura	140	224	(37.6%)	197	(29.1%)	20	39	(48.6%)	28	(27.2%)	6.93	5.71	21.4%	7.10	(2.5%)
Poultry	79	138	(42.8%)	97	(18.9%)	14	29	(52.3%)	17	(19.5%)	5.61	4.68	19.8%	5.56	0.8%
Pork/Beef	61	86	(29.2%)	100	(38.9%)	6	10	(37.5%)	10	(40.3%)	9.94	8.77	13.3%	9.72	2.3%
Processed Foods	240	185	29.8%	233	2.9%	27	28	(1.8%)	31	(11.6%)	8.85	6.69	32.2%	7.60	16.4%
Others Sales	14	10	40.9%	15	(6.2%)	0	0	-	0	-	-	-	-	-	-
Total without Other Sales	380	409	(7.1%)	430	(11.7%)	47	67	(29.3%)	58	(19.0%)	8.03	6.11	31.3%	7.36	9.0%
Total	394	419	(6.0%)	445	(11.6%)	47	67	(29.3%)	58	(19.0%)	8.32	6.26	32.9%	7.61	9.2%

NOR from the LATAM operations in 1Q15 summed R$393.5 million. This represents a decline of 6.0% on an annual comparison, due to the reduction of 29.3% in volumes, particularly as a result that no shipments were made to Venezuela in the period. NOR from the LATAM region fell by 11.6% over 4Q14, once again due to a reduction of 19.0% in volumes.

EBIT	R$ Million					EBIT Margin
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
LATAM	(3)	9	(138.4%)	21	(116.6%)	(0.9%)	2.2%	(3.1) p.p.	4.7%	(5.6) p.p.

LATAM´s operating result showed a loss of R$3.5 million in 1Q15, mainly due to the fall in NOR. As a result, EBIT margin contracted by 3.1 p.p., declining from 2.2% in 1Q14 to a negative margin of 0.9% in 1Q15. The region registered a decline of 5.6 p.p. in the EBIT margin over 4Q14.

Consolidated Result 1Q15

1)   Net Operating Revenues (NOR)

Consolidated NOR was R$7.0 billion in 1Q15, +5.1% y/y, boosted by a 13.3% higher average price in Reais and by the positive results in the Brazil, MEA and Asia regions, where the increase in average prices in Reais offset the reduction in volumes.

A quarterly comparison shows there was a fall of 12.4% in NOR due to the high seasonal effect we have in the last quarter of the year, mainly in Brazil, also due to  the excellent sales performance of commemorative items in the 4Q14. It is also worth mentioning that BRF had an outstanding result in the international market in 4Q14 that was positively impacted by the Russian sanctions on poultry and pork products imposed on the United States and the European Union, as well as a balanced supply of poultry in the main markets where BRF operates.

2)   Cost of Goods Sold (COGS)

COGS - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
COGS	(4,885)	(4,931)	(0.9%)	(5,359)	(8.9%)
% of the NOR	(69.3%)	(73.5%)	4.2 p.p.	(66.6%)	(2.7) p.p.

The COGS totaled R$4.9 billion in 1Q15, a slight fall of 0.9% y/y. The COGS as a percentage of NOR declined by 4.2 p.p. from 73.5% in 1Q14 to 69.3% in 1Q15. This variation was due to the lower cost of soybeans (-8.08%) as well as soybean meal (-3.81%), when compared with the same period of last year. This positively impacted the result despite the increase in the cost of corn in the same comparison (+2.95%).

Among the main factors that affected the COGS in the quarter, it is also worth mentioning the impact of the appreciation of the Real against the dollar in the costs of packaging and other inputs, higher energy costs, and higher food conversion costs as a result of the Brazilian truck drivers´ strike.

The cost of corn rose over 4Q14 (+10.2%) as well as the soybean meal (+13.1%). This led to an increase of 2.7 p.p. in the COGS as a percentage of NOR on a q/q comparison.

➢  Slaughter and Production

Production	1Q15	1Q14	y/y	4Q14	q/q
Poultry Slaughter (Million Heads)	407	409	(0.6%)	423	(4.0%)
Hog/ Cattle Slaughter (Thousand Heads)	2,247	2,355	(4.6%)	2,403	(6.5%)
Production (Thousand Tons)	1,054	1,041	1.3%	1,099	(4.1%)
Meats	943	928	1.6%	978	(3.6%)
Other Processed Products	112	113	(1.6%)	121	(7.6%)
Feed and Premix (Thousand Tons)	2,589	2,538	2.0%	2,619	(1.2%)

Poultry slaughtering activities in 1Q15 declined by 0.6% y/y and 4.0% q/q, as was the case with hog/beef slaughtering that was 4.6% lower y/y and 6.5% q/q. The declines in the slaughtering activities reflect our strategy of optimizing volumes, particularly in the international market. The reduction in hog/beef slaughtering is also due to the transfer of BRF beef slaughtering plants to Minerva in October 2014.

In terms of production, the volume of food produced in 1Q15 totaled 1.1 million tons, representing a slight increase of 1.3% on a y/y comparison and a reduction of 4.1% on a q/q comparison.

It is also worth pointing out that the volumes of slaughtering activities as well as of production were affected by the lower volumes in Russia, Venezuela and Angola in 1Q15, as well as the truck drivers´ strike, when the Company had to interrupt operations in some plants for a few days.

3)   Gross Income

Gross Profit - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Gross Profit	2,164	1,776	21.8%	2,687	(19.5%)
Gross Margin (%)	30.7%	26.5%	4.2 p.p.	33.4%	(2.7) p.p.

Gross income in 1Q15 showed a relevant rise of 21.8% over the same period of last year, and came to R$2.2 billion. The gross margin was 4.2 percentage points higher, rising from 26.5% in 1Q14 to 30.7% in 1Q15. This increase was mainly driven by better average prices in Reais in all regions, led by LATAM (+32.9% y/y), MEA (+23.0% y/y) and Asia (+17.8%).

Gross income fell by 19.5% in comparison with 4Q14, declining from 33.4% of NOR to 30.7%. This was due to the seasonal factors in the revenue as previously mentioned and the reduction in volumes and in prices arising from the Russia and Venezuela effect.

4)   Operating Expenses

Operating Expenses - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Selling Expenses	(1,084)	(1,000)	8.4%	(1,164)	(6.9%)
% of the NOR	(15.4%)	(14.9%)	(0.5) p.p.	(14.5%)	(0.9) p.p.
General and Administrative Expenses	(108)	(94)	14.2%	(110)	(2.3%)
% of the NOR	(1.5%)	(1.4%)	(0.1) p.p.	(1.4%)	(0.2) p.p.
Operating Expenses	(1,191)	(1,094)	8.9%	(1,274)	(6.5%)
% of the NOR	(16.9%)	(16.3%)	(0.6) p.p.	(15.8%)	(1.1) p.p.

Operating expenses rose by 8.9% in 1Q15 compared with the previous year to 16.9% of the NOR compared with 16.3% in 1Q14. This was due to an increase of 8.4% in the selling expenses, which rose as a result of higher spending with marketing, due to the new institutional Perdigão campaigns, already anticipating the return of some categories starting on July this year, and higher spending on trade marketing in line with the Company´s strategy. Another factor was an increase of 14.2% in administrative expenses in relation to 1Q14.

It is also worth mentioning that the annual variation in the operating expenses line is being impacted by the increased spending by Federal Foods in 1Q15, which is now consolidated in BRF results, due to the acquisition of the additional economic rights in April 2014; as well as by Alyasra results, of which the Company acquired 75% of its frozen food retail distribution business in November of the same year. Operating expenses fell by 6.5% compared with 4Q14.

5)   Other Operating Results

Other Operating Results - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Other Operating Revenues	15	49	(69.2%)	266	(94.4%)
Other Operating Expenses	(288)	(169)	70.0%	(266)	8.2%
Other Operating Results	(273)	(121)	126.2%	(0)	-
% of the NOR	(3.9%)	(1.8%)	(2.1) p.p.	(0.0%)	(3.9) p.p.

The Company had an expense of R$273.0 million in the other operating results line in 1Q15 which was 126.2% higher than the expense of R$120.7 million in 1Q14. This amount includes R$147.0 million in non-recurring expenses, of which: R$41.7 million in expenses related to idle capacity, particularly as a result of the truck drivers´ strike which occurred in February 2015; R$34.7 million with restructuring, mainly in the marketing area; R$27.0 million in tax adjustments, as well as other items which altogether amounted to R$43.6 million. Excluding the impact of these non-recurring items, other operating expenses were R$126.0 million, in line with the 1Q14.

6)   Operating Result (EBIT)

EBIT	R$ Million					EBIT Margin
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
Total	641	572	12.0%	1,406	(54.4%)	9.1%	8.5%	0.6 p.p.	17.5%	(8.4) p.p.

Consolidated EBIT in 1Q15 was R$640.9 million, +12.0% y/y, due mainly to higher gross income, which was boosted by better average prices in Reais in Brazil, MEA and Asia. This offset the rise in operating expenses (+8.9% y/y), higher net expenses in the other operating results (+126.2%) as well as the impact of the equity income result line which went from R$11.5 million of revenue in 1Q14 to R$58.6 million of expenses in 1Q15, mainly due to the negative results arising from Minerva, of which BRF holds a stake of 15.2%.

The consolidated operating margin was 9.1% compared with 8.5% in 1Q14, an increase of 0.6 p.p. in the annual comparison. If an adjustment is made for the impact of the non-recurring items, the consolidated operating margin would be 11.2%, an increase of 2.7 p.p. in the annual comparison. This is a result from better prices in Reais, as already mentioned, and the structural initiatives adopted by the Company, such as the optimization of the allocation of volumes between markets, better allocation of sales in the regions and the acquisition of distributors in the Middle East.

A quarterly comparison shows a decrease of 54.4% in EBIT and contraction of 8.4 p.p. in margin due to the decline in NOR for seasonal reasons in Brazil, as well as the international factors already referred to, as well as the impact of the non-recurring items, and the equity income impact from Minerva.

7)   Net Financial Result

R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Financial Income	1,877	251	647.5%	377	397.7%
Financial Expenses	(1,984)	(448)	343.3%	(578)	243.5%
Net Financial Income (Expenses)	(108)	(196)	(45.3%)	(201)	(46.4%)

Net financial expenses in 1Q15 were 45.3% lower y/y and 46.4% lower q/q, mainly due to higher gains from currency variation and interest on own equity and financial investments, and in the gains from derivative operations and from converting investments abroad. It is also worth mentioning that BRF had a currency variation gain in the period coming from the sales of the Dairy operations to Lactalis, since the contract was indexed to the US Dollar in December 2014. As a result, these revenues reduced the impacts of the currency variation expenses on loans and financing, and on other liabilities, bringing net financial expense to a total of R$107.5 million in the quarter.

The use of non-derivative and derivative financial instruments to cover currency movements allows significant reductions in the net exposure of the balance sheet in foreign currency. We highlight the fact that BRF moved from a net currency exposure with impact on results of US$550.0 million “long” in 4Q14 to US$557.0 million “long” in 1Q15. As mentioned in the previous quarterly report, this long-term currency exposure in the balance sheet resulted from the signing of the contract with Lactalis for the sale of our Dairy operations in December 2014. As the amount of the transaction had been previously agreed at a total of R$1.8 billion, fixed in dollar terms on the signing of the contract (approximately US$700.0 million), without the creation of a hedge, it was therefore subject to currency adjustments until the conclusion of this transaction. (See Explanatory Note 4.1.d.)

On March 31, 2015, the non-derivative financial instruments designated as hedge accounting, in the cash flow hedge concept, amounted to US$600 million. Furthermore, the derivative financial instruments designated as hedge accounting, in the cash flow hedge concept, to cover most probable exports, reached US$1,448.3 million, €77.5 million, £30.8 million and ¥12,923.0 million, in their respective currencies. These instruments also made a direct contribution to the reduction in the currency exposure. In both cases, the unrealized result from the currency variation was accounted for in the other comprehensive income.

8) Debt

R$ Million	03.31.2015			12.31.2014	∆ %
	Current	Non-Current	Total	Total
Debt
Local Currency	(2,033)	(1,365)	(3,399)	(3,993)	(14.9%)
Foreign Currency	(1,049)	(8,930)	(9,979)	(7,854)	27.1%
Gross Debt	(3,083)	(10,295)	(13,378)	(11,847)	12.9%
Cash Investments
Local Currency	1,190	184	1,374	2,220	(38.1%)
Foreign Currency	5,774	-	5,774	4,594	25.7%
Total Cash Investments	6,964	184	7,148	6,815	4.9%
Net Debt	3,881	(10,111)	(6,230)	(5,032)	23.8%
Exchange Rate Exposure - US$ Million	-	-	495	567	(12.6%)

The Total Gross Debt amounting R$13,377.7 million, as shown above, accounts for the total financial debt, plus other financial liabilities amounting R$655.8 million, as stated in Explanatory Note 4.1. of the Financial Statements of March 31, 2015.

Development of Net Debt/EBITDA

*In 4Q14 and 1Q15, we are considering for the calculation of the multiple only the result of the continued operations (without Dairy products), other quarters consider the continued and discontinued operations.

The Company`s net debt was R$6.2 billion, 23.8% higher than that registered on December 31, 2014, resulting in a net debt to EBITDA ratio (last 12 months) of 1.26x compared with 1.04x in 4Q14. Despite the strong operational cash generation in the period, there was an increase in the net debt q/q, mainly as a result of the higher debt in foreign currency, impacted by an appreciation of 20.8% in the dollar against the Real in the same period. Also, it is also worth noting that the net debt was impacted by the share buyback program that occurred in the period, which reduced cash by R$1.0 billion. Without the effect of the share buyback, the net debt would have remained in line with 4Q14.

9)   Investments (Capex)

Investments of R$312.8 million were carried out in the quarter, 6.9% lower than in 1Q14. BRF continues to direct a large part of the investments to automation, logistics, systems (IT), and BRF began to direct investments to the operational footprint project, as already mentioned earlier. The amount of investments undertaken in the quarter includes R$159.1 million spent on growth, support and efficiency, which presented a reduction of 26.7% y/y; R$132.2 million in biological assets (breeders), which rose by 10.0% y/y; and R$21.5 million in acquisitions and leasing transactions.

10) Financial Cycle

Financial Cycle

(Acc. Receivable + Inventories – Acc. Payable)/NOR

*In 4Q14 and 1Q15, we are considering for the calculation of the multiple only the result of the continued operations (without Dairy products), other quarters consider the continued and discontinued operations.

The financial cycle at the end of 1Q15 totaled 32.6 days compared with 41.8 days at the end of 1Q14 and 36.9 days at the end of 4Q14. In percentage terms, BRF moved from 11.0% in 1Q14 and 10.1% in 4Q14 to 8.8% of the NOR in 1Q15. This improvement of more than 9 days in the financial cycle over the last 12 months, reflects the results of important projects implemented during 2014, particularly in the accounts payable, where the Company renegotiated most of its contracts with suppliers.

11) Free Cash Flow

The free cash flow (EBITDA – Variation in Working Capital – Capex) came to R$4.1 billion in accumulated terms over the last 12 months. This was an increase of 57.8% on an annual comparison. This was due to the Company´s better operating performance which increased the EBITDA generated in the period as well as the improvement in the financial cycle, as already mentioned in the “financial cycle” item, reducing the need for working capital.

12) Equity Income Result

The equity income result arising from the participation in the earnings of affiliates and subsidiaries in joint ventures represented a loss of R$58.6 million in 1Q15 compared with a gain of R$11.5 million in 1Q14. This result was mainly due to the performance of Minerva which started to be consolidated proportionally in BRF result through the equity income line since September 1, 2014 when the agreement for the sale of beef operations in exchange for a stake of 15.2% in this company was concluded.

13) Income Tax and Social Contribution

Income Tax and Social Contribution - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Income before Taxes	533	376	41.9%	1,206	(55.8%)
Income Tax and Social Contribution	(72)	(49)	47.5%	(214)	(66.6%)
Effective Tax Rates (%)	(13.4%)	(12.9%)	(0.5) p.p.	(17.8%)	4.3 p.p.

The income tax and social contribution showed a total expense of R$71.7 million in 1Q15 compared with R$48.6 million in 1Q14 and represented an actual rate of 13.4% and 12.9%, respectively. The main factors that led the Company to present an actual rate that was lower than the nominal rate were related to the fiscal benefit in the payment of interest on own equity and subventions for investments, along with the results of subsidiaries abroad (see Explanatory Note 14.2).

14) Participation by Non-Controlling Shareholders

The result attributed to non-controlling shareholders of subsidiaries in Argentina, the Middle East and Europe, represented an expense of R$48.0 thousand in 1Q15 compared with an expense of R$4.0 million in the same period of the previous year.

15) Result of Discontinued Operations (Dairy)

As already mentioned, due to the sale of the Dairy operations to the Lactalis Group, the results of these operations are presented as discontinued operations.

The net income from the discontinued operations in 1Q15 totaled R$3.0 million compared with a loss of R$7.8 million in 1Q14 and was 89.1% lower than in 4Q14 when net income of R$27.4 million was registered.

A more detailed analysis of these results will be presented in item 20 of this report.

16) Net Income

Net Income - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Net Income from Continued Operations	462	323	42.8%	991	(53.4%)
Net Margin (%)	6.5%	4.8%	1.7 p.p.	12.3%	(5.8) p.p.
Net Income Total	465	315	47.3%	1,018	(54.4%)
Net Margin (%)	6.1%	4.3%	1.8 p.p.	11.7%	(5.6) p.p.

Net income from continued operations reached R$461.6 million in 1Q15, an increase of 42.8% y/y and a net margin of 6.5%, 1.7 p.p. higher on a yearly comparison. This performance was due to better operating result combined with a reduction in net financial expenses in 1Q15, compared with the same period of last year. A quarterly comparison shows a decline in the net income of 53.4% in comparison, with the net margin contracting by 5.8 p.p., as previously mentioned

The Company´s total net income in 1Q15 (including discontinued operations), amounted to R$464.6 million, an expansion of 47.3% y/y and 1.8 p.p. in the net margin. In relation to 4Q14, the Company´s total net income registered a decline of 54.4% and a contraction of 5.6 p.p. in the net margin.

17) EBITDA

EBITDA - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Net Income	462	323	42.8%	991	(53.4%)
Income Tax and Social Contribution	72	49	47.5%	214	(66.6%)
Net Financial	108	196	(45.3%)	201	(46.4%)
Depreciation and Amortization	310	287	8.0%	357	(13.0%)
EBITDA from Continued Operations	951	856	11.2%	1,762	(46.0%)
EBITDA Margin (%)	13.5%	12.8%	0.7 p.p.	21.9%	(8.4) p.p.
EBITDA Total	955	861	11.0%	1,818	(47.5%)
EBITDA Margin (%)	12.6%	11.7%	0.9 p.p.	20.9%	(8.3) p.p.

EBITDA (Continued Op.) – Quarterly Trend

(R$ Million)

EBITDA from the Company´s continued operations totaled R$951.1 million in 1Q15, and was 11.2% higher y/y with an EBITDA margin of 13.5%, +0.7 p.p. y/y. In comparison with 4Q14, EBITDA was 46.0% lower, which reduced the EBITDA margin by 8.4 p.p. q/q. If we adjust for the non-recurring items in the quarter, previously explained in the item “Other Operational Results”, as well as for the negative variation in the equity income due to our stake in Minerva, EBITDA would amount to R$1,155.0 million and the EBITDA margin would reach 16.4%.

EBITDA (Continued + Discontinued Op.) – Quarterly Trend

(R$ Million)

The Company´s total EBITDA from the continued and discontinued operations reached R$955.1 million, 11.0% higher y/y, with a margin of 12.6% compared with 11.7% in 1Q14 and 20.9% in 4Q14.

18) Shareholders Equity

Shareholders´equity came to R$14.9 billion on March 31, 2015 compared with R$15.7 billion on December 31, 2014. This was mainly due to the share buyback program announced on December 18, 2014.

19) Interest on Own Equity and Dividends

The extraordinary meeting of the Board of Directors held on December 18, 2014 approved the distribution of R$376.8 million in the form of interest on equity and an additional distribution of R$86.5 million in the form of dividends, totaling R$463.3 million to be distributed. Payments were made on February 12, 2015. (See Explanatory Note 27.2.)

20) Result of Discontinued Operations (Dairy products)

As already mentioned in this document, in 2014 BRF announced the signing of a sales contract with Parmalat S.p.A., a company belonging to the Lactalis Group, establishing the terms and conditions for the sale of BRF plants in the dairy segment, including the corresponding assets and brands dedicated to this segment.

In line with the prevailing legislation, it is presented in this report the results of this operation as the results of the discontinued operations (see Explanatory Note 13.2), which is described below:

➢  Net Operating Revenues (NOR) of the Discontinued Operations

Dairy	R$ Million					Thousand Tons					Average Price - R$
	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q	1Q15	1Q14	y/y	4Q14	q/q
Dry Division	320	352	(8.9%)	368	(12.9%)	140	136	2.5%	145	(3.5%)	2.29	2.58	(11.1%)	2.54	(9.8%)
Frozen and Fresh Division	204	281	(27.2%)	302	(32.3%)	48	58	(16.8%)	54	(11.0%)	4.24	4.85	(12.5%)	5.58	(24.0%)
Other sales	20	0	-	0	-	26	0	-	0	-	-	-	-	-	-
Total without Other Sales	525	632	(17.0%)	670	(21.6%)	188	194	(3.2%)	199	(5.5%)	2.79	3.26	(14.3%)	3.37	(17.1%)
Total	545	632	(13.8%)	670	(18.7%)	214	194	10.1%	199	7.5%	2.55	3.26	(21.7%)	3.37	(24.3%)

NOR from the discontinued Dairy operations in 1Q15 was R$544.7 million, 13.8% lower in quarterly terms. This was due to a fall in the average price in Reais of 21.7% y/y, which didn´t compensate the increase of 10.1% in volumes driven by the Dry Division (UHT Milk, Powdered Milk and Juices/Groceries) and other sales. In relation to 4Q14, NOR showed a negative variation of 18.7%, which was also due to a fall in average prices in Reais (-24.3% q/q), higher than the rise in volumes (+7.5% q/q), also driven by other sales.

When the other sales are excluded from the analysis, NOR fell by 17.0% y/y, being pushed by a decline of 3.2% in volumes and 14.3% in average prices. A quarterly comparison shows that NOR fell by 21.6%, driven by a decline of 5.5% in volumes and 17.1% in average prices.

➢  Operating Result (EBIT) of the Discontinued Operations

Dairy - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
NOR	545	632	(13.8%)	670	(18.7%)
EBIT	4	(11)	(138.0%)	37	(89.1%)
EBIT Margin (%)	0.7%	(1.7%)	2.4 p.p.	5.5%	(4.7) p.p.

EBIT from the discontinued Dairy operations amounted to R$4.0 million in 1Q15, and recovered from the negative operating result of R$10.5 million registered in 1Q14. The margin rose from -1.7% in 1Q14 to 0.7% in 1Q15. A quarterly comparison shows that the EBIT declined by 89.1% and the margin contracted by 4.7 p.p..

Stock Market

The Company had a market capitalization at the end of the quarter of R$55.2 billion.

             *Closing Price

Performance of the shares on the BM&FBovespa (1Q15)

Source: Bloomberg

Performance of the ADRs on the NYSE (1Q15)

Source: Bloomberg

Diffused Control

Base: March 21, 2015

Number of shares: 872,473,246 (common)

Capital Stock: R$12.5 billion

 (It is presented in the following tables the Income Statement for the Year, the Balance Sheet and Cash Flow Statement of the continued operations and, as a comparison base, also the statements of the continued + discontinued operations).

Financial Statement from Continued Operations - R$ Million	1Q15	1Q14	y/y	4Q14	q/q

Net Operating Revenues	7,048	6,707	5.1%	8,047	(12.4%)

Cost of Sales	(4,885)	(4,931)	(0.9%)	(5,359)	(8.9%)
% of the NOR	(69.3%)	(73.5%)	4.2 p.p.	(66.6%)	(2.7) p.p.

Gross Profit	2,164	1,776	21.8%	2,687	(19.5%)
% of the NOR	30.7%	26.5%	4.2 p.p.	33.4%	(2.7) p.p.

Operating Expenses	(1,191)	(1,094)	8.9%	(1,274)	(6.5%)
% of the NOR	(16.9%)	(16.3%)	(0.6) p.p.	(15.8%)	(1.1) p.p.
Selling Expenses	(1,084)	(1,000)	8.4%	(1,164)	(6.9%)
% of the NOR	(15.4%)	(14.9%)	(0.5) p.p.	(14.5%)	(0.9) p.p.
Fixed	(701)	(603)	16.2%	(699)	0.3%
Variable	(382)	(397)	(3.6%)	(465)	(17.8%)
General and Administrative Expenses	(108)	(94)	14.2%	(110)	(2.3%)
% of the NOR	(1.5%)	(1.4%)	(0.1) p.p.	(1.4%)	(0.2) p.p.
Honorary of our Administrators	(7)	(6)	4.4%	(7)	(0.5%)
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(101)	(88)	14.9%	(103)	(2.5%)
% of the NOR	(1.4%)	(1.3%)	(0.1) p.p.	(1.3%)	(0.1) p.p.

Operating Income	973	682	42.7%	1,413	(31.2%)
% of the NOR	13.8%	10.2%	3.6 p.p.	17.6%	(3.8) p.p.

Other Operating Results	(273)	(121)	126.2%	(0)	-

Equity Income	(59)	11	(611.5%)	(7)	-

EBIT	641	572	12.0%	1,406	(54.4%)
% of the NOR	9.1%	8.5%	0.6 p.p.	17.5%	(8.4) p.p.

Net Financial Income	(108)	(196)	(45.3%)	(201)	(46.4%)

Income before Taxes	533	376	41.9%	1,206	(55.8%)
% of the NOR	7.6%	5.6%	2.0 p.p.	15.0%	(7.4) p.p.
Income Tax and Social Contribution	(72)	(49)	47.5%	(214)	(66.6%)
% of Income before Taxes	(13.4%)	(12.9%)	(0.5) p.p.	(17.8%)	4.3 p.p.

Net Income before Non-Controlling Shareholders	462	327	41.1%	992	(53.4%)

Non-Controlling Shareholders	(0)	(4)	(98.8%)	(1)	(90.4%)

Net Income from Continued Operations	462	323	42.8%	991	(53.4%)
% of the NOR	6.5%	4.8%	1.7 p.p.	12.3%	(5.8) p.p.

Net Income from Discontinued Operations	3	(8)	-	27	(89.1%)

Net Income (Continued + Discontinued Operations)	465	315	47.3%	1,018	(54.4%)
% of the NOR	6.1%	4.3%	1.8 p.p.	11.7%	(5.6) p.p.
EBITDA From Continued Operations	951	856	11.2%	1,762	(46.0%)
% of the NOR	13.5%	12.8%	0.7 p.p.	21.9%	(8.4) p.p.

EBITDA (Continued + Discontinued Operations)	955	861	11.0%	1,818	(47.5%)
% of the NOR	12.6%	11.7%	0.9 p.p.	20.9%	(8.3) p.p.

BRF S.A. Consolidated

Balance Sheet from Continued Operations - R$ Million	03.31.2015	03.31.2014	12.31.2014
Assets
Current Assets
Cash and Cash Equivalents	5,874	3,313	6,007
Financial Investments	614	543	587
Accounts Receivable	2,562	2,857	3,047
Recoverable Taxes	990	1,338	1,009
Dividends/Interest on shareholders' equity receivable	1	0	10
Securities Receivable	221	137	215
Inventories	3,337	3,056	2,941
Biological Assets	1,201	1,203	1,131
Other Financial Assets	476	51	43
Other Receivables	262	270	268
Anticipated expenses	272	145	271
Non-Current Assets held to sale and discontinued operation	1,963	173	1,958
Total Current Assets	17,775	13,086	17,488

Non-Current Assets
Long-term assets	3,984	3,289	3,789
Cash Investments	64	57	62
Accounts Receivable	9	8	8
Judicial Deposits	627	506	616
Biological Assets	697	566	683
Securities Receivable	337	361	362
Recoverable Taxes	933	783	912
Deferred Taxes	888	532	714
Other Receivables	120	104	115
Restricted Cash	308	372	317

Permanent Assets	14,958	15,608	14,826
Investments	391	119	438
Property, Plant and Equipment	10,090	10,769	10,059
Intangible	4,477	4,719	4,329
Total Non-Current Assets	18,942	18,897	18,615

Total Assets	36,717	31,983	36,104

Liabilities and Equity
Current Liabilities
Loans and Financing	2,427	2,691	2,739
Suppliers	4,381	3,737	3,977
Payroll and Mandatory Social Charges	478	451	427
Taxes Payable	366	261	300
Dividends/Interest on Shareholders’ Equity	3	4	431
Management and Staff Profit Sharing	107	84	396
Other Financial Liabilities	656	130	257
Provisions	255	234	243
Employee Pension Plan	56	49	56
Other Liabilities	219	168	234
Liabilities related to non-current assets held for sale and discontinued operations	520	0	508
Total Current Liabilities	9,467	7,809	9,569

Non-Current Liabilities
Loans and Financing	10,295	7,237	8,850
Suppliers	154	137	161
Taxes and Social Charges Payable	28	15	26
Provision for Tax, Civil and Labor Contingencies	924	781	943
Deferred Taxes	126	16	90
Employee Pension Plan	269	253	258
Other Liabilities	530	570	516
Total Non-Current Liabilities	12,325	9,009	10,845

Total Liabilities	21,792	16,819	20,414

Shareholders' Equity
Capital Stock	12,460	12,460	12,460
Capital Reserves	104	114	109
Profit Reserves	3,974	2,539	3,946
Other Related Results	(864)	(232)	(620)
Retained Profits	465	315	0
Transfer Reserves and Tax Incentives	(28)	(27)	0
Treasury Shares	(1,304)	(49)	(305)

Non-Controling Shareholders	117	42	99
Total Shareholders' Equity	14,925	15,164	15,690

Total Liabilities and Shareholders' Equity	36,717	31,983	36,104

BRF S.A. Consolidated

Cash Flow from Continued Operations - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Operating Activities
Result for the Fiscal Year	462	323	42.8%	991	(53.4%)
Adjustments to the Result	935	266	252.2%	792	18.0%

Changes in Assets and Liabilities
Accounts Receivable from Clients	424	484	(12.4%)	(155)	(373.8%)
Inventory	(395)	59	(774.2%)	577	(168.4%)
Biological Assets	(71)	2	(2963.7%)	(9)	654.7%
Interest on Shareholders' Equity Received	9	0	-	9	(1.3%)
Suppliers	380	54	607.1%	(140)	(371.1%)
Payment of Contingencies	(55)	(39)	40.3%	(36)	51.4%
Interest Payments	(120)	(122)	(1.8%)	(217)	(44.5%)
Payment of Income Tax and Social Contribution	(1)	(3)	(64.4%)	(1)	0.2%
Salaries, Social Obligations and Others	(92)	(80)	14.9%	(212)	(56.7%)
Net Cash provided by the Continued Operating Activities	1,477	944	56.5%	1,599	(7.7%)
Net Cash provide by the Discontinued Operating Activities	4	8	(49.3%)	48	(91.8%)
Net Cash provided by Operating Activities	1,481	952	55.6%	1,647	(10.1%)

Investment Activities
Financial Investments	75	3	2291.8%	(23)	(424.5%)
Investment in Restricted Cash	(5)	(4)	21.3%	(5)	9.1%
Acquisition of Companies	0	0	-	(314)	(100.0%)
Acquisition of Interests in Joint Venture	(0)	(2)	(77.0%)	(45)	(99.0%)
Acquisition of Fixed Assets/Investments	(157)	(200)	(21.5%)	(224)	(30.0%)
Acquisition of Biological Assets	(132)	(120)	10.0%	(136)	(2.7%)
Revenue from the Sale of Fixed Assets	40	48	(16.5%)	39	2.2%
Intangible Investments	(7)	(0)	2476.7%	(7)	1.4%
Net Cash provided by the Continued Investment Activities	(187)	(275)	(32.1%)	(714)	(73.8%)
Net Cash provided by the discontinued Investment Activities	(6)	(13)	(55.3%)	(15)	(61.2%)
Net Cash provided by Investment Activities	(193)	(289)	(33.2%)	(729)	(73.5%)

Financing Activities
Loans and Financing	(504)	(69)	632.3%	297	(269.5%)
Interest on Shareholders' Equity	(463)	(365)	26.9%	0	-
Sale of Treasury Shares	(1,029)	0	-	(234)	340.4%
Disposal of Treasury Shares	19	24	(19.7%)	16	17.6%
Net Cash provided by Financing Activities	(1,977)	(410)	382.4%	80	(2563.2%)

Effect of Exchange Rate Variation on Cash and Cash Equivalents	556	(67)	(925.6%)	215	158.1%

Net Increase (Decrease) in Cash Held	(133)	186	(171.7%)	1,214	(111.0%)

Cash and Cash Equivalents at the Beginning of the Period	6,007	3,128	92.1%	4,793	25.3%
Cash and Cash Equivalents at the End of the Period	5,874	3,313	77.3%	6,007	(2.2%)

BRF S.A. Consolidated

Financial Statement (Continued + Discontinued Operations) - R$ Million	1Q15	1Q14	y/y	4Q14	q/q

Net Operating Revenues	7,593	7,339	3.5%	8,717	(12.9%)

Cost of Sales	(5,321)	(5,446)	(2.3%)	(5,874)	(9.4%)
% of the NOR	(70.1%)	(74.2%)	4.1 p.p.	(67.4%)	(2.7) p.p.

Gross Profit	2,272	1,893	20.0%	2,842	(20.1%)
% of the NOR	29.9%	25.8%	4.1 p.p.	32.6%	(2.7) p.p.

Operating Expenses	(1,286)	(1,214)	5.9%	(1,381)	(6.9%)
% of the NOR	(16.9%)	(16.5%)	(0.4) p.p.	(15.8%)	(1.1) p.p.
Selling Expenses	(1,173)	(1,112)	5.5%	(1,264)	(7.2%)
% of the NOR	(15.4%)	(15.2%)	(0.3) p.p.	(14.5%)	(0.9) p.p.
Fixed	(742)	(672)	10.4%	(759)	(2.3%)
Variable	(431)	(440)	(2.0%)	(504)	(14.6%)
General and Administrative Expenses	(113)	(102)	11.1%	(118)	(3.7%)
% of the NOR	(1.5%)	(1.4%)	(0.1) p.p.	(1.3%)	(0.1) p.p.
Honorary of our Administrators	(7)	(7)	1.9%	(7)	(2.6%)
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(106)	(95)	11.8%	(110)	(3.8%)
% of the NOR	(1.4%)	(1.3%)	(0.1) p.p.	(1.3%)	(0.1) p.p.

Operating Income	986	679	45.2%	1,461	(32.5%)
% of the NOR	13.0%	9.3%	3.7 p.p.	16.8%	(3.8) p.p.

Other Operating Results	(281)	(129)	119.0%	(10)	-

Equity Income	(60)	12	-	(8)	-

EBIT	645	562	14.8%	1,443	(55.3%)
% of the NOR	8.5%	7.7%	0.8 p.p.	16.6%	(8.1) p.p.

Net Financial Income	(108)	(196)	(45.3%)	(201)	(46.4%)

Income before Taxes	537	365	47.1%	1,242	(56.7%)
% of the NOR	7.1%	5.0%	2.1 p.p.	14.3%	(7.2) p.p.
Income Tax and Social Contribution	(73)	(46)	-	(224)	(67.5%)
% of Income before Taxes	(13.5%)	(12.6%)	(1.0) p.p.	(18.0%)	4.5 p.p.

Net Income before Non-Controlling Shareholders	465	319	45.5%	1,019	(54.4%)

Non-Controlling Shareholders	(0)	(4)	-	(1)	-

Net Income	465	315	47.3%	1,018	(54.4%)
% of the NOR	6.1%	4.3%	1.8 p.p.	11.7%	(5.6) p.p.

EBITDA	955	861	11.0%	1,818	(47.5%)
% of the NOR	12.6%	11.7%	0.8 p.p.	20.9%	(8.3) p.p.

BRF S.A. Consolidated

Balance Sheet (Continued + Discontinued Operations) - R$ Million	03.31.2015	03.31.2014	12.31.2014
Assets
Current Assets
Cash and Cash Equivalents	5,874	3,313	6,007
Financial Investments	614	543	587
Accounts Receivable	2,795	2,857	3,280
Recoverable Taxes	990	1,338	1,009
Dividends/Interest on shareholders' equity receivable	1	0	10
Assets held for Sale	73	173	75
Securities Receivable	221	137	215
Inventories	3,550	3,056	3,154
Biological Assets	1,201	1,203	1,131
Other Financial Assets	476	51	43
Other Receivables	262	270	268
Anticipated expenses	272	145	271
Total Current Assets	16,331	13,086	16,051

Non-Current Assets
Long-term assets	3,771	3,289	3,789
Cash Investments	64	57	62
Accounts Receivable	9	8	8
Judicial Deposits	627	506	616
Biological Assets	697	566	683
Securities Receivable	337	361	362
Recoverable Taxes	933	783	912
Deferred Taxes	676	532	714
Other Receivables	120	104	115
Restricted Cash	308	372	317

Permanent Assets	16,402	15,608	16,264
Investments	407	119	454
Property, Plant and Equipment	10,800	10,769	10,810
Intangible	5,195	4,719	5,000
Total Non-Current Assets	20,174	18,897	20,053

Total Assets	36,504	31,983	36,104

Liabilities and Equity
Current Liabilities
Loans and Financing	2,427	2,691	2,739
Suppliers	4,660	3,737	4,256
Payroll and Mandatory Social Charges	492	451	441
Taxes Payable	380	261	314
Dividends/Interest on Shareholders’ Equity	3	4	431
Management and Staff Profit Sharing	107	84	396
Other Financial Liabilities	656	130	257
Provisions	255	234	243
Employee Pension Plan	56	49	56
Other Liabilities	219	168	234
Total Current Liabilities	9,254	7,809	9,369

Non-Current Liabilities
Loans and Financing	10,295	7,237	8,850
Suppliers	154	137	161
Taxes and Social Charges Payable	28	15	26
Provision for Tax, Civil and Labor Contingencies	924	781	943
Deferred Taxes	126	16	291
Employee Pension Plan	269	253	258
Other Liabilities	530	570	516
Total Non-Current Liabilities	12,325	9,009	11,045

Total Liabilities	21,580	16,819	20,414

Shareholders' Equity
Capital Stock	12,460	12,460	12,460
Capital Reserves	104	114	109
Profit Reserves	3,974	2,539	3,946
Other Related Results	(864)	(232)	(620)
Retained Profits	465	315	0
Transfer Reserves and Tax Incentives	(28)	(27)	-
Treasury Shares	(1,304)	(49)	(305)

Non-Controling Shareholders	117	42	99
Total Shareholders' Equity	14,925	15,164	15,690

Total Liabilities and Shareholders' Equity	36,504	31,983	36,104

BRF S.A. Consolidated

Cash Flow (Continued + Discontinued Operations) - R$ Million	1Q15	1Q14	y/y	4Q14	q/q
Operating Activities
Result for the Fiscal Year	465	315	47.3%	1,018	(54.4%)
Adjustments to the Result	936	281	233.0%	813	15.1%

Changes in Assets and Liabilities
Accounts Receivable from Clients	424	484	(12.4%)	(155)	(373.8%)
Inventory	(395)	59	(774.2%)	577	(168.4%)
Biological Assets	(71)	2	(2963.7%)	(9)	654.7%
Interest on Shareholders' Equity Received	9	0	-	9	(1.3%)
Suppliers	380	54	607.1%	(140)	(371.1%)
Payment of Contingencies	(55)	(39)	40.3%	(36)	51.4%
Interest Payments	(120)	(122)	(1.8%)	(217)	(44.5%)
Payment of Income Tax and Social Contribution	(1)	(3)	(64.4%)	(1)	0.2%
Salaries, Social Obligations and Others	(92)	(80)	14.9%	(212)	(56.7%)
Net Cash provided by Operating Activities	1,481	952	55.6%	1,647	(10.1%)

Investment Activities
Financial Investments	75	3	23	(23)	(424.5%)
Investment in Restricted Cash	(5)	(4)	0	(5)	9.1%
Acquisition of Companies	0	0	-	(314)	(100.0%)
Acquisition of Interests in Joint Venture	(0)	(2)	(77.0%)	(45)	(99.0%)
Acquisition of Fixed Assets/Investments	(163)	(214)	(23.7%)	(240)	(32.0%)
Acquisition of Biological Assets	(132)	(120)	10.0%	(136)	(2.7%)
Revenue from the Sale of Fixed Assets	40	48	(16.5%)	39	2.2%
Intangible Investments	(7)	(0)	2476.7%	(7)	1.4%
Net Cash provided by Investment Activities	(193)	(289)	(33.2%)	- 729	(73.5%)

Financing Activities
Loans and Financing	(504)	(69)	632.3%	297	(269.5%)
Interest on Shareholders' Equity	(463)	(365)	26.9%	0	-
Sale of Treasury Shares	(1,029)	0	-	(234)	340.4%
Disposal of Treasury Shares	19	24	(19.7%)	16	17.6%
Net Cash provided by Financing Activities	(1,977)	(410)	382.4%	80	(2563.2%)

Effect of Exchange Rate Variation on Cash and Cash Equivalents	556	(67)	(925.6%)	215	158.1%

Net Increase (Decrease) in Cash Held	(133)	186	(171.7%)	1,214	(111.0%)

Cash and Cash Equivalents at the Beginning of the Period	6,007	3,128	92.1%	4,793	25.3%
Cash and Cash Equivalents at the End of the Period	5,874	3,313	77.3%	6,007	(2.2%)

Appendix

Sales by Channel – Brazil

(% of Net Operating Revenues - NOR)

Rating

The company has an investment grade rating of BBB- from Fitch Ratings and Standard & Poor’s, and Baa rating from Moody’s; S&P has a positive outlook and the other two have a stable outlook.

Novo Mercado

BRF joined the Novo Mercado segment of the BM&FBovespa on April 12, 2006, and is bound by the Market Arbitration Chamber, under the commitment clause in the Bylaws and regulations of Novo Mercado.

Risk Management

BRF and its subsidiaries have adopted a series of measures previously structured and addressed in line with its risk policy, to maintain the inherent risks to its business under the strictest control. Risks of the operating markets, sanitary control, grains, food safety, environmental protection, internal controls and financial risks are monitored. Explanatory Note 4 of the Financial Statements gives details of this supervision and further details can also be found in the Reference Form and 20F Report presented annually to the Brazilian Securities and Exchange Commission (CVM) and the US Securities Exchange Commission (SEC), respectively.

Social Report and Appreciation of Human Capital

BRF operates in Brazil with 34 plants (excluding the Dairy plants which are the subject of the sales contract signed with Lactalis), 20 distribution centers, TSPs, hatcheries and sales offices. It operates abroad with seven industrial units in Argentina, two in Europe (England and Holland) and one in the United Arab Emirates (Abu Dhabi), along with 19 sales offices. BRF has more than 105 thousands employees throughout the world.

In line with the movement to transform the Company and show our appreciation for the human capital, since 2014 a new BRF Leadership Apprentice Path has been implemented, in synergy with the Viva BRF program, which focuses especially on supervisors, coordinators and managers of each area. The focus on training this group  of employees  is due to the fact they are responsible for the direct management of around 95% of BRF´s employees. Around 740 people were trained in 2014 and in the first quarter of 2015, 284 leaders participated in the first module – Starting Point. Those who have already participated in 2014 are going through the process of development through the Apprentice Rounds, which 126 leaders have already participated in this quarter. The forecast for the 1st semester of 2015, 100% of the prioritized leaders will have done the Starting Point module and that the development process advances to the Apprentice Rounds of this initial module, as well as doing a new module with the themes Quality and Management.

Another highlight of 1Q15 related to the human capital of the Company is the training of the collaborators in: obligatory; legal; health, safety and environmental management; and Training at the Workplace, which are underway. In the first quarter, 40,513 collaborators were trained, adding up to 446,613 hours of training, 6,900 of these collaborators where trained in the Internal Training at the Workplace, with a workload of 228,628 hours.

This first quarter of the year was also outstanding due to the launching and implementation of the career acceleration programs, which envision the formation and development of the leaders capable of acting with maximum potential and turn BRF into a company more and more strong. At this moment three programs are being implemented: Fast Track, with a focus on the acceleration of executives to the international market; Youth of Impact, which is a rereading of the Trainee Program existent up until 2014; and Brazil Acceleration Program, which has a focus on the general management of Brazil, particularly both sales and marketing areas.

Five young executives are being accelerated by the Fast Track, and concluded in this first quarter the phase of immersion in the Company, and were allocated in different regions of the world for the first cycle of development and execution of projects. In the second semester they advance to the second cycle of projects, with a focus on the international market, concluding the program by the end of the year and allocation in the international market.

Within the Youth of Impact program, the Company has six graduates which are being trained in acceleration to take over, after a one-year period, a coordinate role in the Company. The participants also went through the immersion phase in 1Q15 and entered the phase of living in different locations with Brazil, in order to know more deeply BRF´s reality and widen their local connection, besides preparing themselves to execute relevant projects, in partnership with different teams in the next round of the program. These are some of the objectives of this experience. The Logistics, Sales, Operations and Agriculture areas, the heart of the Company, were chosen for this moment. The forecast is that these participants, after an intensive phase of training, become in charge of role as production operator, salesperson, lecturer and supervised extension. After this experience, which is planned to happen between  April 13 and May 15, the six participants of the program will begin their first cycle of projects, to give continuity to the plan of the program, which will have its conclusion with this first group in December of this year.

The Brazil Acceleration Program will be launched April 22, and is focused on developing and accelerating up to 30 participants,  which after a period of until 4 months, will assume roles of coordination, supervision or specialists in the areas of marketing, trade marketing and sales of Brazil GM.

The professionals, which will integrate with team, with pass through 4 rounds; formation, immersion, sales channels awareness and reality training for salesperson/supervisor/specialist realities. After this period, they will be allocated in one of the 3 areas, distributes between regions according to the profile and needs of each area.

Go Global

Still aiming to develop and retain talents in the Company, the Go Global program was launched in this first quarter, which is a platform of internal job openings all over the world, and can be accessed by all the collaborators. The objective of this platform is to stimulate the mobility and multiculturalism of our teams.

Health, Safety and Environmental Management

The Health, Safety and Environmental Management supervision (HSE) continues to focus on reducing accidents at work and has been consolidating its performance every year. In 1Q15, BRF registered a frequency rate of accidents with lost time of 1.82. The company´s challenge is to achieve a maximum admissible rate of 1.30 in 2015. Meanwhile, the rate of accidents with lost time was 31.8%, lower than in 2014 and 44.0% below the maximum admissible rate for 2015.

Stock Options Plan

The Company currently has 10,635,053 stock options granted to 207 executives, with a maximum exercise period of five years, as established in the Regulations of the Remuneration Plan based on shares approved on March 31, 2010, and modified on March 24, 2012, March 9, 2013, March 3, 2014 and March 8, 2015 at the Annual/Extraordinary Shareholders´ Meetings. These include the CEO, vice-presidents, directors and other BRF executives.

Restricted Stock Options Plan

In the General Assembly Meeting of April 8, 2015, the restricted stock options plan was also approved, which is a new plan, similar to the stock options plan, but it is focused on the retention of key employees in the Company, encouraging the sharing of risks and results, like the Company´s shareholders. In order to take part of this plan, the participants will have to buy BRF´s stocks with the bonus value, and they will have the right to receive the restricted stocks if they are in the Company for three years and have reached their TSR (Total Shareholder Return) goal, still to be established by the Board.

Relationship with the independent auditors

The Company announces, within the terms of CVM Instruction Nº 381 of January 14, 2003, that its policy of hiring services not related to the external audit is based on principles that preserve the independence of the auditor.

In compliance with the CVM Instruction no. 381/03, during the three month period ended March 31, 2015, Ernst & Young Auditores Independentes S.S. was hired by BRF to perform services unrelated to the external audit (appraisal report of net assets), representing approximately 1.13% of the total annual audit fees related to the external audit services to BRF and its subsidiaries. These services do not impact the external auditors’ independence and objectivity.

Within the terms of the CVM Instruction 480/09, the management declares that, at a meeting held on March 28, 2015, it discussed, reviewed and agreed with the information expressed in the revision of the independent auditors´ report on the financial information related to 1Q15.

Disclaimer

The statements in this report related to the Company's business perspective, projections and results, and its growth potential are mere forecasts and have been based on the management's expectations of the Company's future. These expectations are highly dependent on market changes and the overall economic performance of the country, the sector and international markets; they are, therefore, subject to changes.